                                                 ------------------------------
                                                         OMB APPROVAL
                                                 ------------------------------
                                                 OMB Number: 3235-0145
                                                 Expires: November 30, 1999
                                                 Estimated average burden
                                                 hours per response.....14.9
                                                 ------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )*


                                  Entrade Inc.
                   -----------------------------------------
                               (Name of Issuer)


                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)


                                  29382L 10 0
                   -----------------------------------------
                                (CUSIP Number)


                                October 19, 1999
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                         Page 2 of 5

CUSIP No. 29382L 10 0
          ---------------

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          Peggy Haidl (as trustee of Core Capital IV Trust and Capital Direct 1999 Trust)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
              -----------------------------------------------------------------
          (b)
              -----------------------------------------------------------------

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of             1,057,000 (1,000,000 shares as trustee of Capital Direct
   Shares               1999 Trust and 57,000 shares as trustee of Core Capital
 Beneficially           IV Trust)
  Owned by             --------------------------------------------------------
    Each               (6)     Shared Voting Power
  Reporting
 Person With           --------------------------------------------------------
                       (7)     Sole Dispositive Power
                        1,057,000 (1,000,000 shares as trustee of Capital Direct
                        1999 Trust and 57,000 shares as trustee of Core Capital
                        IV Trust)
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power

                       --------------------------------------------------------


  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,057,000
          ---------------------------------------------------------------------

 (10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row (11)
          8.6%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person (See Instructions)
          IN
          ---------------------------------------------------------------------
                         INSTRUCTIONS FOR SCHEDULE 13G

ITEM 1:

(a)  The name of the issuer of the equity securities is Entrade Inc.

(b) The principal executive office of Entrade Inc. is located at 500 Central Avenue, Northfield, Illinois 60093.

ITEM 2:

(a)  The name of the person filing this statement is Peggy Haidl.

(b) The business address of Peggy Haidl is 13005 E. Temple Ave., City of Industry, California 91746.

(c)  Peggy Haidl is a citizen of the United States of America.

(d)  The tile of the class of securities at issue is Common Stock.

(e)  CUSIP Number: 29382L 10 0

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4:  OWNERSHIP

(a) Peggy Haidl is the sole trustee of the Capital Direct 1999 Trust ("CD Trust") and the Core Capital IV Trust ("CCIV Trust") (collectively the "Trusts"). The number of shares of Entrade Inc. Common Stock beneficially owned by Peggy Haidl as trustee of the Trusts is 1,057,000 (1,000,000 shares owned by CD Trust and 57,000 shares owned by CCIV Trust). Peggy Haidl owns no other shares of the Common Stock of Entrade Inc.

(b)  The 1,057,000 shares is 8.6% of the total number of outstanding shares.

(c) Peggy Haidl as trustee of the Trusts has sole power to vote and dispose or to direct the voting and disposition of all 1,057,000 shares of Entrade Inc. Common Stock (1,000,000 under the CD Trust and 57,000 under the CCIV Trust) held in the Trusts.

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

At present neither Trust has any assets other than shares of Entrade Inc. Common Stock. The beneficiaries of each Trust have a right to receive payments from the respective Trusts. In addition, the settlors of each Trust entered into annuity agreements with the respective Trusts and are entitled to receive annual payments from the Trusts. The source for these payments may be proceeds from the sale of Entrade Inc.'s Common Stock now held by the Trusts. The beneficiaries of the CD Trust, which is the only trust holding five percent or more of Entrade Inc. Common Stock, are Peggy Haidl, Donald George Haidl III, Gregory Scott Haidl and their issues.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10:  CERTIFICATION

(a)  Not applicable

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          11/5/99
                                               ---------------------------------
                                                            Date

                                                       /s/ PEGGY HAIDL
                                               ---------------------------------
                                                          Signature

                                               Peggy Haidl (as trustee of Core
                                               Capital IV Trust and Capital
                                               Direct 1999 Trust)
                                               ---------------------------------
                                                          Name/Title